3Q25 Investor Presentation

October 22, 2025



Disclosures

CAUTIONARY STATEMENT

This Investor Presentation contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. In general, forward-looking statements usually may be identified through use of words such as "may," "believe," "expect," "anticipate," "intend," "will," "should," "plan," "estimate," "predict," "continue" and "potential," or the negative of these terms or other comparable terminology. Forward-looking statements are not historical facts and represent management's beliefs, based upon information available at the time the statements are made, with regard to the matters addressed; they are not guarantees of future performance. Actual results may prove to be materially different from the results expressed or implied by the forward-looking statements. Forward-looking statements are subject to numerous assumptions, risks and uncertainties that change over time and could cause actual results or financial condition to differ materially from those expressed in or implied by such statements.

Factors that could cause or contribute to such differences include, but are not limited to general competitive, economic, political, regulatory and market conditions. Further information regarding additional factors which could affect the forward-looking statements contained in this press release can be found in the cautionary language included under the headings "Cautionary Note Regarding Forward-Looking Statements" and "Risk Factors" in United's Annual Report on Form 10-K for the year ended December 31, 2024, and other documents subsequently filed by United with the United States Securities and Exchange Commission ("SEC").

Many of these factors are beyond United's ability to control or predict. If one or more events related to these or other risks or uncertainties materialize, or if the underlying assumptions prove to be incorrect, actual results may differ materially from the forward-looking statements. Accordingly, shareholders and investors should not place undue reliance on any such forward-looking statements. Any forward-looking statement speaks only as of the date of this communication, and United undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. New risks and uncertainties may emerge from time to time, and it is not possible for United to predict their occurrence or how they will affect United.

United qualifies all forward-looking statements by these cautionary statements.

NON-GAAP MEASURES

This Investor Presentation includes financial information determined by methods other than in accordance with generally accepted accounting principles ("GAAP"). This financial information includes certain operating performance measures, which exclude merger-related and other charges that are not considered part of recurring operations, such as "noninterest income – operating", "noninterest expense – operating," "operating net income," "pre-tax, pre-provision income," "operating net income per diluted common share," "operating earnings per share," "tangible book value per common share," "operating return on common equity," "operating return on tangible common equity," "operating return on assets," "return on assets - pre-tax pre-provision - operating," "return on assets - pre-tax, pre-provision," "operating efficiency ratio," and "tangible common equity to tangible assets."

These non-GAAP measures are included because United believes they may provide useful supplemental information for evaluating United's underlying performance trends. Further, United's management uses these measures in managing and evaluating United's business and intends to refer to them in discussions about United's operations and performance. These measures should be viewed in addition to, and not as an alternative to or substitute for, measures determined in accordance with GAAP, and are not necessarily comparable to non-GAAP measures that may be presented by other companies. To the extent applicable, reconciliations of these non-GAAP measures to the most directly comparable measures as reported in accordance with GAAP are included with the accompanying financial statement tables.



United Community Banks, Inc.

Company Overview



Regional Full-Service Branch Network
National Navitas and SBA Markets
UCBI Banking Offices
MEMPHIS
JACKSON
NASHVILLE
KNOXVILLE
CHATTANOOGA
HUNTSVILLE
BIRMINGHAM
TUSCALOOSA
MONTGOMERY
DOTHAN
MOBILE
PENSACOLA
PANAMA CITY
TALLAHASSEE
JOHNSON CITY
WINSTON-SALEM
GREENSBORO
DURHAM
RALEIGH
CHARLOTTE
FAYETTEVILLE
WILMINGTON
GREENVILLE
FLORENCE
MYRTLE BEACH
COLUMBIA
ATHENS
ATLANTA
AUGUSTA
MACON
COLUMBUS
ALBANY
VALDOSTA
SAVANNAH
CHARLESTON
HILTON HEAD
JACKSONVILLE
ORLANDO
TAMPA
SARASOTA
NAPLES
FORT LAUDERDALE
MIAMI
TN
NC
SC
GA
AL
FL

$28.1	$24.0	$19.2	13.4%
BILLION IN TOTAL ASSETS	BILLION IN TOTAL DEPOSITS	BILLION IN TOTAL LOANS	CET1 RBC(1)

$0.25	$3.5	199
QUARTERLY COMMON DIVIDEND	BILLION IN AUM	BANKING OFFICES ACROSS THE SOUTHEAST

#1 IN CUSTOMER SATISFACTION
with Consumer Banking in the Southeast in 2025
Plus #1 in Trust and People
- J.D. Power

BEST BANK AWARDS
5 awards for outstanding performance in small business and middle market banking in 2025
- Coalition Greenwich

BEST BANKS TO WORK FOR
in 2024 for the eighth consecutive year
- American Banker

Premier Southeast Regional Bank – Celebrating 75 Years of Exceptional Service

- Metro-focused branch network with locations in the fastest-growing MSAs in the Southeast
- 189 branches, 10 LPOs, and 5 MLOs across six Southeast states; Top 10 deposit market share in GA and SC

Extended Navitas and SBA Markets

- Navitas subsidiary is a technology-enabled, small-ticket, essential-use commercial equipment financing provider
- SBA business has both in-footprint and national business (4 specific verticals)

Note: See Glossary located at the end of this presentation for reference on certain acronyms
(1) 3Q25 regulatory capital ratio is preliminary



3Q25 Highlights

$0.70 Diluted earnings per share – GAAP

$0.75 Diluted earnings per share – operating[1]
32% Year-over-year improvement

1.29% Return on assets – GAAP

1.33% Return on assets – operating[1]
32 bps Year-over-year improvement

1.97% Cost of deposits
38 bps Year-over-year improvement

27% DDA / total deposits

27% Year-over-year revenue growth [2]

9.2% Return on common equity – GAAP

13.6% Return on tangible common equity – operating[1]

54.3% Efficiency ratio – GAAP

53.1% Efficiency ratio – operating[1]
432 bps Year-over-year improvement

$21.59 TBV per share[1]
10% Year-over-year improvement

3.58% Net interest margin
25 bps Year-over-year improvement

Other 3Q notable items:

$1.5 million BOLI gains

$0.8 million MSR write-up





(1) See non-GAAP reconciliation table slides in the exhibits to this presentation for a reconciliation of operating performance measures to GAAP performance

(2) 3Q24 noninterest income impacted by $27.2 million loss on sale of manufactured housing loans

Outstanding Deposit Franchise



3Q25 Change in Customer Deposits

$ in millions

	Noninterest-bearing	NOW	Savings[1]	MMA[1]	Time	
23,807	$62	($125)	($144)	$198	$67	$23,865
2Q25 Total Customer Deposits						3Q25 Total Customer Deposits

3Q25 Public Funds Δ	NIB	NOW	Savings	MMA	Time
	($11)	($67)	($0)	$12	($13)

Customer Deposit Growth

- Customer deposits grew $58 million, or 1.0% annualized, from 2Q25
- Excluding the seasonal impact of public funds, customer deposits grew $137 million or 2.6% annualized
  - Public funds of $2.8 billion were down $79 million from 2Q25, primarily driven by seasonality
- Noninterest-bearing DDA grew $62 million in 3Q25, or $73 million excluding seasonal outflow of public funds



Deposit Costs Down 4 bps in 3Q25

	4Q23	2Q24	3Q24	4Q24	1Q25	2Q25	3Q25
Fed Target Average Lower Bound	5.26%	5.25%	5.18%	4.58%	4.25%	4.25%	4.21%
United Cost of Deposits	2.03%	2.35%	2.35%	2.20%	2.05%	2.01%	1.97%

■ Fed Target Average Lower Bound ■ United Cost of Deposits

Deposit Costs Continue to Trend Down

- Cumulative total deposit beta of 37% through 3Q25
- Cumulative non-maturity IB deposit beta of 52% through 3Q25
- September average cost of deposits of 1.92%
- Short CD duration, with half the $3.7 billion book maturing in the next 3 months at 3.60% average rate

(1) Migration from Savings to MMA primarily driven by post-conversion ANB deposit product alignment



Loan Growth

3Q25 Loan Portfolio Growth



$ in millions
% QoQ annualized

2Q25 Total Loans: $18,921
C&I: $192 (+13%)
Equipment Finance: $30 (+7%)
CRE: ($14)
Construction: ($14)
Consumer: $61 (+5%)
Other: ($1)
3Q25 Total Loans: $19,175

3Q25 Total Loans $19.2 Billion



- C&I: 42%
- CRE: 24%
- Residential Mortgage: 17%
- Commercial Construction: 9%
- Home Equity: 7%
- Residential Construction: 1%
- Other Consumer: 1%

Quarter Highlights

- Loan growth of $254 million or 5.4% annualized
  - Continued progress on strategic exit from Senior Care lending. Senior Care loans are down $38 million from 2Q25, with $240 million remaining in the portfolio
  - Excluding the impact of Senior Care runoff, annualized loan growth of 6.2%
- Construction and CRE ratios as a percentage of total RBC were 62% and 206%, respectively
- Strong loan growth in targeted segments
  - Of the $192 million in C&I growth, Owner Occupied CRE grew $115 million, or 12.9% annualized, and all other C&I grew $77 million, or 12.2% annualized, from 2Q25
  - Sold $37.2 million of equipment finance loans in the quarter. In the absence of loan sales, equipment finance growth would have been 15.1% annualized
  - HELOC growth of $72 million, or 24.4% annualized, in 3Q25, primarily from new originations
    - Weighted average FICO score of 784
    - Committed balances are 51% first lien

Note: C&I includes Commercial & Industrial and Owner Occupied CRE
Consumer includes Mortgage, HELOC, and Other Consumer



Balance Sheet Strength – Liquidity and Capital

Loans / Core Deposits %



92%
78%
78%
78%
79%
80%
3Q24
4Q24
1Q25
2Q25
3Q25
United
KRX Peer Median

- Substantial balance sheet liquidity and strong regulatory capital and tangible common equity ratios
- Strategic shift toward higher-earning assets increased loan to deposit ratio in 3Q25
  - Loans grew $254 million in 3Q25 while investment securities shrank $219 million
- No outstanding wholesale borrowings at the end of 3Q25
- 0.6% of total deposits are brokered in 3Q25, compared to 3.1% for the KRX peer median

Tangible Common Equity / Tangible Assets %



8.9%
9.0%
9.2%
9.5%
9.7%
8.5%
3Q24
4Q24
1Q25
2Q25
3Q25
United
KRX Peer Median

Common Equity Tier 1 RBC %*





13.1%
13.2%
13.3%
13.3%
13.4%
12.2%
3Q24
4Q24
1Q25
2Q25
3Q25
United
KRX Peer Median

*3Q25 regulatory capital ratio is preliminary

Capital Ratios

Risk-Based Capital Ratios



Tangible Book Value Per Share



Q3 Actions

- Quarterly common dividend increased to $0.25 per share during the quarter, up 4% vs. 2Q25

- Redeemed $88 million of 6.875% preferred stock, representing all outstanding preferred shares, in September
  - Expected to add $0.03 to EPS in 2026

Capital Ratios

- CET1 remains above peers at 13.4%
  - 3Q25 redemption of preferred shares reduced Tier 1 and Total Risk-Based Capital by 44 bps

- Leverage ratio decreased 11 bps to 10.26%, as compared to 2Q25
  - 3Q25 redemption of preferred shares reduced leverage ratio by 34 bps

- TCE of 9.71% increased 26 bps from 2Q25
  - Net unrealized securities losses in AOCI improved by $14 million to $170 million in 3Q25

*3Q25 regulatory capital ratios are preliminary

(1) Dividends include both common and preferred dividends

Net Interest Revenue / Margin[1]

Net Interest Revenue & Net Interest Margin



$ in millions

- Net interest revenue increased $8.1 million from 2Q25
- Net interest margin was up 8 bps to 3.58%, primarily due to improved funding costs and balance sheet optimization
- Back book repricing of assets below current market pricing continues to be a tailwind. Over the next 12 months, $1.4 billion in fixed-rate assets with an average rate of 4.93% will contractually reprice or mature

3Q25 NIM Up 8 bps



Yields & Costs



(1) Net interest margin is calculated on a fully-taxable equivalent basis



Noninterest Income - Operating

$ in millions

Chart: Stacked bar chart of noninterest income by quarter

Category	3Q24(1)	4Q24	1Q25	2Q25	3Q25
Other	$13.4	$13.9	$14.1	$12.8	$17.6
Loan Sale Gains	$1.5	$1.6	$1.4	$2.0	$2.4
Brokerage / Wealth Mgmt	$6.3	$4.7	$4.5	$4.4	$4.8
Mortgage	$3.5	$9.7	$6.1	$5.4	$7.1
Service Charges	$10.5	$10.6	$9.5	$10.1	$11.4
Total	**$35.3**	**$40.5**	**$35.7**	**$34.7**	**$43.2**

Legend: ■ Service Charges ■ Mortgage ■ Brokerage / Wealth Mgmt ■ Loan Sale Gains ■ Other

Linked Quarter

- On an operating basis, noninterest income increased $8.5 million from 2Q25
  - Mortgage fees increased, primarily due to a positive MSR mark of $0.8 million in 3Q25 vs. a negative MSR mark of $0.4 million in 2Q25
  - Sold $16.2 million of SBA loans and $37.2 million of Navitas loans, resulting in $2.4 million of loan sale gains in the quarter
  - Other income increased $4.8 million, including $1.5 million higher BOLI gains, $2.1 million increase in unrealized equity investment gains, and $0.5 million higher customer swap income

Year-over-Year

- On an operating basis, noninterest income increased $7.9 million from 3Q24
  - Mortgage fees increased, primarily due to a positive MSR mark of $0.8 million in 3Q25 vs. a negative MSR mark of $2.7 million in 3Q24
  - Brokerage fees decreased $1.7 million, primarily due to the impact of the FinTrust sale
  - Other income increased $4.2 million, primarily due to higher BOLI income, unrealized equity investment gains, and customer swap income

(1) See non-GAAP reconciliation table slides in the exhibits to this presentation for a reconciliation of operating performance measures to GAAP performance

10



Noninterest Expense



Efficiency Ratio

- 3Q25 operating efficiency ratio of 53.1%, best performance since 4Q22
  - Operating efficiency ratio down 179 bps quarter-over-quarter and 432 bps year-over-year, with improvement driven by higher revenue growth



Noninterest Expense

$ in millions

- GAAP noninterest expense increased $2.9 million compared to the prior quarter
- Operating noninterest expense increased $4.3 million compared to the prior quarter
  - Primarily driven by $3.7 million in higher compensation expense, including $1.8 million in higher variable compensation reflecting strong business performance
- GAAP noninterest expense increased $7.8 million year-over-year
- Operating noninterest expense increased $6.5 million year-over-year driven by higher compensation expense, including higher variable compensation reflecting strong business performance

(1) See non-GAAP reconciliation table slides in the exhibits to this presentation for a reconciliation of operating performance measures to GAAP performance

11



Credit Quality



Net Charge-Offs as % of Average Loans

- 3Q25 net charge-offs of $7.7 million, or 0.16% of average loans
- Nonperforming assets increased $12.5 million during the quarter and were 0.50% of total loans, up 6 bps from 2Q25
- Past due loans increased $17.5 million during the quarter and were 0.23% of total loans, up 9 bps from 2Q25
- Higher risk loans, defined as special mention plus substandard accruing, were 3.1%, steady from 2Q25



Nonperforming Assets & Past Due Loans as a % of Total Loans



Special Mention & Substandard Accruing Loans as a % of Total Loans

(1) Includes 24 basis points of expected lifetime losses related to the 3Q24 sale of manufactured housing loans

Allowance for Credit Losses

Allowance for Credit Losses (ACL) by Product

$ in thousands	3Q24		2Q25		3Q25	
	Reserve Amount	ACL / Loans	Reserve Amount	ACL / Loans	Reserve Amount	ACL / Loans
Owner Occupied CRE	21,235	0.64%	20,967	0.59 %	20,659	0.56 %
Income Producing CRE	39,476	0.93%	49,072	1.08 %	46,211	1.02 %
Commercial & Industrial	34,699	1.50%	38,693	1.54 %	44,481	1.72 %
Commercial Construction	16,033	0.90%	15,979	0.91 %	13,841	0.80 %
Equipment Financing	45,866	2.86%	47,900	2.69%	45,104	2.49 %
Residential Mortgage	34,303	1.05%	30,217	0.94 %	31,273	0.98 %
Home Equity	10,765	1.06%	10,812	0.92 %	11,356	0.91 %
Residential Construction	1,486	0.79%	1,812	1.04 %	1,767	0.99 %
Manufactured Housing (1)	530	26.50%	--	--	--	--
Consumer	897	0.48%	1,048	0.55 %	1,099	0.57 %
ACL - Loans	**205,290**	**1.14 %**	**216,500**	**1.14 %**	**215,791**	**1.13 %**
ACL - Unfunded	10,227		11,545		12,485	
Total ACL	**$215,517**	**1.20 %**	**$228,045**	**1.21 %**	**$228,276**	**1.19 %**

- Provision of $7.9 million, improved from $11.8 million in 2Q25, largely driven by reduction in hurricane-related special reserve
  - Hurricane-related special reserve reduced to $1.9 million from $4.4 million in 2Q25
- Net charge-offs of $7.7 million improved $0.5 million from 2Q25, reflecting strong credit quality
- Allowance coverage of 1.19% down slightly from prior quarter
- Baseline economic scenario in 3Q25 has a similar outlook from the prior quarter

Allowance for Credit Losses (ACL)

$ in millions



$10
1.20%
$205
3Q24
$10
1.20%
$207
4Q24
$11
1.21%
$212
1Q25
$12
1.21%
$217
2Q25
$12
1.19%
$216
3Q25
ACL - Loans
ACL - Unfunded
ACL - Allowance for Credit Losses / Loans %

(1) In 2025, manufactured housing loans were included in consumer loans

3Q25 INVESTOR PRESENTATION
Exhibits



Cultural Foundations of United Community

Our Story

Founded 75 years ago as Union County Bank, United Community has stayed true to its roots by prioritizing service. We continue to embrace our small-town, personal touch while offering a comprehensive range of personal and business banking services.

Our Core Values


Team
We play to win together as a team


Truth
We want to see things as they are, not as we want them to be


Trust
We trust in people


Caring
We treat our customers, and each other, the way that we would want to be treated

Our Vision   To Be a Legendary Bank

Our Purpose   To Build Communities

Our Accolades


Best Consumer Bank for Customer Satisfaction in the Southeast Region, 9 out of the last 11 years, including **#1 in People and #1 in Trust** in 2025


Best Bank for middle market and small business banking for 9 years


Best Bank to Work For in 2024 for the 8th consecutive year



Average Deposit Costs

$ in billions; rates annualized	3Q24		4Q24		1Q25		2Q25		3Q25	
	Average Balance	Average Rate	Average Balance	Average Rate	Average Balance	Average Rate	Average Balance	Average Rate	Average Balance	Average Rate
DDA	$6.2	N/A	$6.3	N/A	$6.2	N/A	$6.4	N/A	$6.4	N/A
NOW	$5.8	2.98%	$6.3	2.65%	$6.1	2.47%	$6.1	2.45%	$5.8	2.39%
MMDA[1]	$6.3	3.57%	$6.5	3.31%	$6.6	3.05%	$6.6	2.99%	$6.9	2.91%
Savings[1]	$1.1	0.24%	$1.1	0.23%	$1.1	0.23%	$1.2	0.49%	$1.1	0.23%
Time	$3.5	3.97%	$3.5	3.90%	$3.4	3.63%	$3.5	3.47%	$3.7	3.43%
Total Interest-Bearing	$16.8	3.23%	$17.4	3.00%	$17.3	2.79%	$17.5	2.73%	$17.5	2.68%
Total Deposits	$23.0	2.35%	$23.7	2.20%	$23.5	2.05%	$23.8	2.01%	$23.9	1.97%

(1) 3Q25 migration from Savings to MMDA primarily driven by post-conversion ANB deposit product alignment

Navitas Performance

Navitas Portfolio

$ in millions



- Navitas represents 9% of total loans
- Navitas ACL / Loans of 2.49%
- Navitas net charge-offs of $5.5 million, or 1.22% annualized, in 3Q25
  - Of the $5.5 million in NCOs, $1.4 million came from the Long Haul Trucking segment as the book shrank to just $17 million
  - Excluding Long Haul Trucking losses, Navitas losses were 0.92% of total Navitas loans

Net Charge-Offs & Weighted Average FICO Scores



Navitas Portfolio Concentrations by State



Mortgage Activity Trends

Mortgage Locks & Sales

$ in millions



Mortgage Locks $ — Loans Sold $ — Gain on Sale %

- Rate locks were $388 million, up $29 million from 2Q25, benefitting from a period of lower mortgage rates in 3Q25
- Sold $175 million of loans in 3Q25, flat to 2Q25
- 68% of locked loans were fixed-rate mortgages, which were either sold in 3Q25 or are contemplated to be sold once closed

Mortgage Funded Volume



HFS Funded $ — HFI Funded $

- At 85% of funded volume, purchases remained the primary driver of mortgage activity, compared to 15% refinance volume
- Adjustable-rate mortgages (ARMs) comprised a growing percentage of rate locks in recent periods
  - ARMs are generally held for investment on the balance sheet

Footprint Focused on High-Growth Southeast MSAs



Top 10 MSAs - % of Total Deposits



Rome, GA
2.0%
Myrtle Beach, SC
2.2%
Orlando, FL
2.3%
Knoxville, TN
2.7%
Gainesville, GA
3.3%
Raleigh, NC
3.8%
Miami, FL
4.8%
Nashville, TN
5.1%
Greenville, SC
8.8%
Atlanta, GA
22.3%

Fastest Growing Major Southeast MSAs [(1)]	UCBI's % of Total Deposits	'25 – '30 Proj. Pop. Growth %	'25 – '30 Proj. HHI. Growth %
1) Jacksonville, FL	0.68%	8.26	11.51
2) Raleigh, NC	3.80%	7.36	11.78
3) Orlando, FL	2.27%	7.10	11.04
4) Charlotte, NC	1.92%	6.55	10.29
5) Greenville, SC	8.83%	6.37	6.31
6) Tampa, FL	0.11%	5.66	12.13
7) Nashville, TN	5.12%	5.64	10.79
8) Richmond, VA	--	4.96	10.23
9) Atlanta, GA	22.26%	4.39	7.65
10) Miami, FL	4.77%	3.58	11.99
11) Washington, DC	--	2.45	8.11
12) Virginia Beach, VA	--	1.92	8.81

United MSA Presence

Fastest Growing Mid-Sized Southeast MSAs [(2)]	UCBI's % of Total Deposits	'25 – '30 Proj. Pop. Growth %	'25 – '30 Proj. HHI. Growth %
1) Winter Haven, FL	--	9.40	6.20
2) Huntsville, AL	1.43%	9.34	10.21
3) Fayetteville, AR	--	8.80	9.16
4) Port St. Lucie, FL	0.15%	8.78	9.16
5) Sarasota, Fl	0.15%	8.47	10.21
6) Charleston, SC	1.07%	7.37	10.12
7) Daytona Beach, FL	--	7.09	13.08
8) Melbourne, FL	0.16%	6.53	12.76
9) Pensacola, FL	--	6.40	11.34
10) Knoxville, TN	2.72%	5.89	10.74
11) Fort Myers, FL	--	5.05	9.86
12) Columbia, SC	0.22%	4.62	7.66
13) Chattanooga, TN	0.18%	4.52	10.74
14) Durham, NC	--	4.31	10.70
15) Augusta, GA	--	3.94	7.25

(1) Includes MSAs with a population greater than 1,000,000
(2) Includes MSAs with a population between 500,000 and 1,000,000



Non-GAAP Reconciliation Tables

$ in thousands, except per share data

	3Q24	4Q24	1Q25	2Q25	3Q25
Noninterest Income					
Noninterest income - GAAP	$ 8,091	$ 40,522	$ 35,656	$ 34,708	$ 43,219
Loss on sale of manufactured housing loans	27,209	-	-	-	-
Noninterest income - operating	$ 35,300	$ 40,522	$ 35,656	$ 34,708	$ 43,219
Expenses					
Expenses - GAAP	$ 143,065	$ 143,056	$ 141,099	$ 147,919	$ 150,868
Merger-related and other charges	(2,176)	(2,203)	(1,297)	(4,833)	(3,468)
Expenses - operating	$ 140,889	$ 140,853	$ 139,802	$ 143,086	$ 147,400
Diluted Earnings Per Share					
Diluted earnings per share - GAAP	$ 0.38	$ 0.61	$ 0.58	$ 0.63	$ 0.70
Loss on sale of manufactured housing loans	0.18	-	-	-	-
Merger-related and other charges	0.01	0.02	0.01	0.03	0.02
Deemed dividend on preferred stock redemption	-	-	-	-	0.03
Diluted earnings per share - operating	$ 0.57	$ 0.63	$ 0.59	$ 0.66	$ 0.75
Book Value Per Share					
Book value per share - GAAP	$ 27.68	$ 27.87	$ 28.42	$ 28.89	$ 29.44
Effect of goodwill and other intangibles	(8.02)	(7.87)	(7.84)	(7.89)	(7.85)
Tangible book value per share	$ 19.66	$ 20.00	$ 20.58	$ 21.00	$ 21.59
Return on Tangible Common Equity					
Return on common equity - GAAP	5.20 %	8.40 %	7.89 %	8.45 %	9.20 %
Loss on sale of manufactured housing loans	2.43	-	-	-	-
Merger-related and other charges	0.19	0.20	0.12	0.42	0.29
Deemed dividend on preferred stock redemption	-	-	-	-	0.34
Return on common equity - operating	7.82	8.60	8.01	8.87	9.83
Effect of goodwill and intangibles	3.35	3.52	3.20	3.47	3.73
Return on tangible common equity - operating	11.17 %	12.12 %	11.21 %	12.34 %	13.56 %

Non-GAAP Reconciliation Tables

$ in thousands, except per share data

	3Q24		4Q24		1Q25		2Q25		3Q25	
Return on Assets										
Return on assets - GAAP	0.67	%	1.06	%	1.02	%	1.11	%	1.29	%
Loss on sale of manufactured housing loans	0.31		-		-		-		-	
Merger-related and other charges	0.03		0.02		0.02		0.05		0.04	
Return on assets - operating	1.01	%	1.08	%	1.04	%	1.16	%	1.33	%
Return on Assets to Return on Assets - Pre-Tax, Pre-Provision										
Return on assets - GAAP	0.67	%	1.06	%	1.02	%	1.11	%	1.29	%
Income tax expense	0.19		0.30		0.29		0.31		0.38	
Provision for credit losses	0.21		0.16		0.23		0.17		0.11	
Return on assets - pre-tax, pre-provision	1.07		1.52		1.54		1.59		1.78	
Loss on sale of manufactured housing loans	0.40		-		-		-		-	
Merger-related and other charges	0.03		0.03		0.01		0.07		0.05	
Return on assets - pre-tax, pre-provision - operating	1.50	%	1.55	%	1.55	%	1.66	%	1.83	%
Efficiency Ratio										
Efficiency ratio - GAAP	65.51	%	56.05	%	56.74	%	56.69	%	54.30	%
Loss on sale of manufactured housing loans	(7.15)		-		-		-		-	
Merger-related and other charges	(0.99)		(0.87)		(0.52)		(1.85)		(1.25)	
Efficiency ratio - operating	57.37	%	55.18	%	56.22	%	54.84	%	53.05	%
Tangible Common Equity to Tangible Assets										
Equity to assets ratio - GAAP	12.45	%	12.38	%	12.56	%	12.86	%	12.78	%
Effect of goodwill and intangibles	(3.20)		(3.09)		(3.06)		(3.10)		(3.07)	
Effect of preferred equity	(0.32)		(0.32)		(0.32)		(0.31)		-	
Tangible common equity to tangible assets	8.93	%	8.97	%	9.18	%	9.45	%	9.71	%

Glossary

ACL – Allowance for Credit Losses	MH – Manufactured Housing
ALLL – Allowance for Loan Losses	MLO – Mortgage Loan Office
AOCI – Accumulated Other Comprehensive Income (Loss)	MMDA – Money Market Deposit Account
AUM – Assets Under Management	MTM – Marked-to-Market
BPS – Basis Points	MSA – Metropolitan Statistical Area
C&I – Commercial and Industrial	MSR – Mortgage Servicing Rights Asset
C&D – Construction and Development	NCO – Net Charge-Offs
CECL – Current Expected Credit Losses	NIM – Net Interest Margin
CET1 – Common Equity Tier 1 Capital	NOW – Negotiable Order of Withdrawal
CRE – Commercial Real Estate	NPA – Non-Performing Asset
DDA – Demand Deposit Account	OO CRE – Owner Occupied Commercial Real Estate
EOP – End of Period	PCD – Loans Purchased with Credit Deterioration
EPS – Earnings Per Share	PTPP – Pre-Tax, Pre-Provision Earnings
FTE – Fully-Taxable Equivalent	RBC – Risk Based Capital
GAAP – Accounting Principles Generally Accepted in the USA	ROA – Return on Assets
HELOC – Home Equity Line of Credit	SBA – United States Small Business Administration
IBL – Interest-Bearing Liabilities	TCE – Tangible Common Equity
KRX – KBW Nasdaq Regional Banking Index	USDA – United States Department of Agriculture
LPO – Loan Production Office	YOY – Year over Year